EXHIBIT 99.1

Biodexa Receives Orphan Drug Designation in Europe for eRapa in FAP

May 12, 2025

Biodexa Receives Orphan Drug Designation in Europe for eRapa in FAP

New designation follows the U.S. Food and Drug Administration (FDA) Orphan Drug Designation for eRapa in FAP granted in 2019

Company nears start of Registrational Phase 3 study targeted at an addressable market of $7.3Bn

Biodexa Pharmaceuticals PLC (“Biodexa” or the “Company”) (Nasdaq: BDRX), a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs, today announced the European Commission (EC) has granted Orphan Drug Designation for eRapa in familial adenomatous polyposis (FAP), a largely inherited precancerous disease of the colon for which there is currently no pharmaceutical intervention.

” This Orphan Drug Designation is another important step as we move our FAP program forward into a registrational Phase 3 study.” said Stephen Stamp, CEO and CFO of Biodexa Pharmaceuticals PLC. “We are committed to providing global access to eRapa for as many patients as may benefit. This designation is an important step in our collaboration with EMA for our marketing authorization in the EU.”

Orphan Drug Designation in the EU is granted by the European Commission based on a positive opinion issued by the EMA Committee for Orphan Medicinal Products (COMP). It is intended to encourage the development of drugs that may provide significant benefit to patients suffering from rare, life-threatening diseases. If approved for marketing, this designation will provide 10 years of marketing exclusivity and also provide special incentives for sponsors, including eligibility for protocol assistance and possible exemptions or reductions in certain regulatory fees.

The Phase 3 study of eRapa in FAP is in the final stages of implementation. It will be a double-blind placebo-controlled trial in 168 patients, randomized 2:1 drug / placebo. It is expected the study will be conducted in approximately 30 clinical sites across the US and Europe. The US component of the study will be conducted by LumaBridge, based in San Antonio, Texas and the European component will be conducted by Precision for Medicine LLC. The Phase 3 study is supported by a $17.0 million grant from the Cancer Prevention Research Institute of Texas (“CPRIT”) and a Company match of $8.5 million which has already been paid, in full, into escrow.

About FAP
FAP is characterized as a proliferation of polyps in the colon and/or rectum, usually occurring in mid-teens. There is no approved therapeutic option for treating FAP patients, for whom active surveillance and surgical resection of the colon and/or rectum remain the standard of care. If untreated, FAP typically leads to cancer of the colon and/or rectum. There is a significant hereditary component to FAP with a reported prevalence of one in 5,000 to 10,000 in the US1 and one in 11,300 to 37,600 in Europe2. Importantly, mTOR has been shown to be over-expressed in FAP polyps – thereby underscoring the rationale for using a potent and safe mTOR inhibitor like eRapa to treat FAP.

FAP addressable market opportunity
Based on the lowest estimates of prevalence of 1/10,000 and 1/37,600 in the US and Europe, respectively, the adult populations in each territory of approximately 258 million and 358 million and the median annual cost of approved non-biologic orphan drugs in the US of $206,1763, the implied combined US / European addressable market for eRapa in FAP is approximately $7.3Bn.

About eRapa

eRapa is a proprietary oral tablet formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorgenesis4. Importantly, mTOR has been shown to be over-expressed in FAP polyps – thereby underscoring the rationale for using a potent and safe mTOR inhibitor like eRapa to treat FAP. Rapamycin is approved in the US for organ rejection in renal transplantation as Rapamune®(Pfizer). Through the use of nanotechnology and pH sensitive polymers, eRapa is designed to address the poor bioavailability, variable pharmacokinetics and toxicity generally associated with the currently available forms of rapamycin. Data from the Phase 2 study showed eRapa to be safe and well-tolerated with a median 17% reduction in total polyp burden at 12 months compared with baseline and an overall 75% non-progression rate. Patients in cohort 2 experienced an 89% non-progression rate and 29% median reduction in polyp burden at 12 months compared with baseline. The dosing given to cohort 2 – daily every other week -- is the dosage regimen to be used in the upcoming registrational Phase 3 study.

The Cancer Prevention and Research Institute of Texas
To date, CPRIT has awarded $2.9 billion in grants to Texas research institutions and organizations through its academic research, prevention and product development research programs. CPRIT has recruited 237 distinguished researchers, supported the establishment, expansion or relocation of 43 companies to Texas and generated over $5.7 billion in additional public and private investment. CPRIT funding has advanced scientific and clinical knowledge and provided 7.4 million life-saving cancer prevention and early detection services reaching Texans from all 254 counties. On November 5, 2019, Texas voters overwhelmingly approved a constitutional amendment to provide an additional $3 billion to CPRIT for a total $6 billion investment in cancer research and prevention. Learn more at https://cprit.texas.gov/.

1.        www.rarediseases.org
2.        www.orpha.net
3.        Althobaiti et al. https://pmc.ncbi.nlm.nih.gov/articles/PMC9957503/
4.        Tian et al., mTOR Signaling in Cancer and mTOR Inhibitors in Solid Tumor Targeting Therapy, Int J Mol Sci. 2019 Feb; 20(3): 755

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs. The Company’s lead development programs include eRapa, under development for Familial Adenomatous Polyposis and Non-Muscle Invasive Bladder Cancer; tolimidone, under development for the treatment of type 1 diabetes; and MTX110, which is being studied in aggressive rare/orphan brain cancer indications.

eRapa is a proprietary oral tablet formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorigenesis.

Tolimidone is an orally delivered, potent and selective inhibitor of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycaemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

MTX110 is a solubilized formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at chemotherapeutic doses directly to the site of the tumor, by-passing the blood-brain barrier and potentially avoiding systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

Forward-Looking Statements
Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.” Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above. Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.